Delek US Holdings, Inc. 7102 Commerce Way Brentwood, TN 37027 615-771-6701
August 15, 2016

VIA EDGAR
Karl Hiller
Branch Chief
Office of Natural Resources
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:    Delek US Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 29, 2016
File No. 001-32868

Dear Mr. Hiller:

We have set forth below the response of Delek US Holdings, Inc. (the “Company”) to the comments contained in your letter (the “Comment Letter”) to Assaf Ginzburg, Executive Vice President and Chief Financial Officer of the Company, dated August 2, 2016 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 filed on February 29, 2016 and the Company’s other filings referenced therein. For your convenience, we have repeated the Staff’s comments below before each response.

Staff Comment:

Form 10-K for the Fiscal Year ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

1. The presentations of Contribution Margin under this heading, in the corresponding section of the Form 10-Q that you filed on May 6, 2016, and in the press releases pertaining to your 2015 fourth quarter and full year results, and 2016 first quarter results (including the bullet point headlines and narratives) attached as Exhibit 99.1 to the Form 8-Ks filed on February 26, 2016 and May 6, 2016, result in non-GAAP measures being presented with greater prominence than GAAP measures. These disclosures are inconsistent with the updated Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, in particular C&DI 102.10. Please review this guidance when preparing your next periodic filing and earnings release.

Company Response:

The Company received and reviewed the Comment Letter. In addition, the Company has been reviewing the Staff’s Compliance and Disclosure Interpretations (the “CDIs”) since that guidance was published on May 17, 2016. In response to this guidance from the Staff, the Company reviewed its presentation of certain financial measures that do not conform to generally accepted accounting principles in the United States (“GAAP”). Any revisions are reflected in the following recent filings:

•
Form 8-K filed on August 4, 2016, with which the Company furnished as Exhibit 99.1 the Company’s press release issued on August 3, 2016 (the “Earnings Release”) to announce the Company’s earnings for the quarter ended June 30, 2016; and

•	Form 10-Q filed on August 5, 2016 for the quarter ended June 30, 2016 (the “10-Q”).

Based on Question 104.01 and 104.02 of the CDIs, the Company believes segment Contribution Margin is a financial measurement required to be disclosed under Accounting Standards Codification 280, Segment Reporting, as it relates to the measure of segment profitability. Therefore the measure would not be considered a non-GAAP measure. The segment footnote to the financial statements of the Company discloses the contribution margin for each segment. The Company recognizes that Contribution Margin at the consolidated level would be considered a non-GAAP measure.

The Company modified its disclosures in response to the Staff’s recent guidance relating to non-GAAP financial measures and the Comment Letter as follows:

The Earnings Release

The bullet-point “headlines” within the Earnings Release do not include any non-GAAP measures. If the Company determines to include non-GAAP financial measures in the bullet-point headlines or similar highlighted disclosure in future filings, any such measures will be preceded by the corresponding GAAP measure per the Staff’s guidance reflected in CDI 102.10.

As always, the Company will continue evaluating its disclosures in our SEC filings as appropriate to provide useful information to our shareholders and future investors, using non-GAAP financial measures within the applicable rules and regulations.

Conclusion:

Finally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (615) 771-6701 or our General Counsel, Kent B. Thomas, at (615) 224-2281. Thank you for your cooperation and attention to this matter.

Sincerely,

Delek US Holdings, Inc.

By:    /s/ Assaf Ginzburg
Name:    Assaf Ginzburg
Title:    Executive Vice President
Chief Financial Officer